Filed by DD3 Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

DD3 Acquisition Corp. II

(Commission File No. 001-39767)

Codere Online Luxembourg, S.A.

(Commission File No. 333-258759)

Q3 2021 Earnings Results November 10, 2021

Corporate presentation Disclaimer • This presentation (the "Presentation") has been prepared and is issued by, and is the sole responsibility of Codere, S . A . (“Codere" or "the Company") . For the purposes hereof, the Presentation shall mean and include the slides that follow, any prospective oral presentations of such slides by the Company, as well as any question - and - answer session that may follow that oral presentation and any materials distributed at, or in connection with, any of the above . • The information contained in the Presentation has not been independently verified and some of the information is in summary form . No representation or warranty, express or implied, is made by Codere or any of its affiliates (together, “Codere Group”), nor by their directors, officers, employees, representatives or agents as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein . None of Codere nor any of its affiliates, nor their respective directors, officers, employees, representatives or agents shall have any liability whatsoever (in negligence or otherwise) for any direct or consequential loss, damages, costs or prejudices whatsoever arising from the use of the Presentation or its contents or otherwise arising in connection with the Presentation, save with respect to any liability for fraud, and expressly disclaim any and all liability whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, in connection with the accuracy or completeness of the information or for any of the opinions contained herein or for any errors, omissions or misstatements contained in the Presentation . • The information contained in the Presentation, including but not limited to forward - looking statements, is provided as of the date hereof and is not intended to give any assurances as to future results . No person is under any obligation to update, complete, revise or keep current the information contained in the Presentation, whether as a result of new information, future events or results or otherwise . The information contained in the Presentation may be subject to change without notice and must not be relied upon for any purpose . • This Presentation contains financial information derived from Codere’s unaudited financial statements for the quarter and, if applicable, year to date period . None of this financial information has been audited by our auditors . Financial information by business areas is presented according to GAAP as well as internal Codere Group’s criteria including a restatement of historical figures to reflect, among other things, an exclusion of non - recurring items and impact of effective exchange rates, in each case as per management estimates . These criteria do not follow any particular regulation and can include historical figures, forecasts and subjective valuations which could represent substantial differences should a different methodology be applied . • Market and competitive position data in the Presentation has generally been obtained from industry publications and surveys or studies conducted by third - party sources . Peer firm information presented herein has been taken from peer firm public reports . There are limitations with respect to the availability, accuracy, completeness and comparability of such data . Codere has not independently verified such data and can provide no assurance of its accuracy or completeness . Certain statements in the Presentation regarding the market and competitive position data are based on the internal analyses of Codere, which involve certain assumptions and estimates . These internal analyses have not been verified by any independent source and there can be no assurance that the assumptions or estimates are accurate . Accordingly, undue reliance should not be placed on any of the industry, market or Codere’s competitive position data contained in the Presentation . • Alternative Performance Measures : This report includes certain Alternative Performance Measures (“APMs”) in accordance with the European Securities and Markets Authority (ESMA) Directive 2015 / 1415 . These measures, which are not defined under IFRS standards, are intended to provide more accurate, comparable and reliable information in order to improve the understanding of the Company’s financial performance and its reported information . For definitions, usage rationales and reconciliation of these metrics with IFRS, please visit the Presentations section within the Shareholders and Investors site of www . codere . com . • The distribution of this Presentation in certain jurisdictions may be restricted by law . Recipients of this Presentation should inform themselves about and observe such restrictions . Codere disclaims any liability for the distribution of this Presentation by any of its recipients . • Codere is not nor can it be held responsible for the use, valuations, opinions, expectations or decisions which might be adopted by third parties following the publication of this Presentation . No one should purchase or subscribe for any securities in the Company on the basis of this Presentation . This Presentation does not constitute or form part of, and should not be construed as, ( i ) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to any securities ; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities . • By receiving or accessing to this Presentation you accept and agree to be bound by the foregoing terms, conditions and restrictions . • Notice on Rounding . Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures .

Corporate presentation Disclaimer (cont’d) Important Information about the Business Combination and Where to Find It Codere Online Luxembourg, S . A . (“Holdco”), Servicios de Juego Online, S . A . U . (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD 3 Acquisition Corp . II (“DD 3 ”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD 3 and Codere Online to become wholly - owned subsidiaries of Holdco (the “Proposed Business Combination”) . In connection with the Proposed Business Combination, a registration statement on Form F - 4 (the “Form F - 4 ”) has been filed by Holdco with the U . S . Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD 3 's solicitation of proxies from DD 3 's stockholders in connection with the Proposed Business Combination and other matters described in the Form F - 4 , as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION . The definitive proxy statement/prospectus has been mailed to holders of record of DD 3 common stock at the close of business on October 14 , 2021 , the record date established for voting on the Proposed Business Combination . Stockholders will also be able to obtain copies of such documents, without charge, at the SEC's website at www . sec . gov, or by directing a request to Codere Online Luxembourg, S . A . , 7 rue Robert Stümper , L - 2557 Luxembourg, Grand Duchy of Luxembourg . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Forward - Looking Statements Codere cautions that this report may contain forward looking statements with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Codere Group . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a certain number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to, (1) general market, macroeconomic, governmental, political and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technical developments ; (5) changes in the financial position or credit worthiness of our customers, obligors and counterparts . These and other risk factors published in our past and future filings and reports, including those with the Spanish Securities and Exchange Commission (“CNMV”) and available to the public both in Codere's website (www . grupocodere . com) and in the CNMV's website (www . cnmv . es), as well as other risk factors currently unknown or not foreseeable, which may be beyond Codere's control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward - looking statements . Additionally, this report includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . All statements other than statements of historical fact contained in this report, including any statements as to Holdco's, Codere Online's , DD 3 's or the combined company's future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward - looking statements . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Holdco's, Codere Online's , DD 3 's and the combined company's actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, Holdco's, Codere Online's and DD 3 's expectations with respect to the timing of the completion of the Proposed Business Combination . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward - looking statements . Most of these factors are outside Holdco's, Codere Online's and DD 3 's control and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement ; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD 3 following the announcement of the Business Combination Agreement and the transactions contemplated therein ; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD 3 's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement ; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close ; (5) the impact of COVID - 19 on Codere Online's business and/or the ability of the parties to complete the Proposed Business Combination ; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares or warrants on NASDAQ following the Proposed Business Combination ; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination ; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees ; (9) costs related to the Proposed Business Combination ; (10) changes in applicable laws or regulations ; (11) the amount of redemptions by DD 3 's stockholders in connection with the Proposed Business Combination ; and (12) the possibility that Holdco, Codere Online or DD 3 may be adversely affected by other economic, business and/or competitive factors . The foregoing list of factors is not exclusive . Additional information concerning certain of these and other risk factors is contained in DD 3 's most recent filings with the SEC, the Form F - 4 and the definitive proxy statement/prospectus that has been mailed to DD 3 's stockholders in connection with the Proposed Business Combination . All subsequent written and oral forward - looking statements concerning Holdco, DD 3 , Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD 3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . Readers are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Each of Holdco, Codere Online and DD 3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law . No Offer or Solicitation This report is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination . This report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Participants in the Solicitation Holdco, Codere Online and DD 3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination . Information regarding the names, affiliations and interests of DD 3 's directors and executive officers is set forth in the final prospectus for DD 3 's initial public offering filed with the SEC on December 10 , 2020 , as well as in other documents DD 3 has filed with the SEC . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination is set forth in the Form F - 4 . Information concerning the interests of Holdco's, Codere Online's and DD 3 's participants in the solicitation, which may, in some cases, be different than those of Holdco's, Codere Online's and DD 3 's equity holders generally, is also set forth in the Form F - 4 . Shareholders, potential investors and other interested persons should read carefully the Form F - 4 and the definitive proxy statement/prospectus before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above .

Corporate presentation Table of Contents • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. Appendix 4

1. Trading Update

codere

- Our business continued to show strength and ability to quickly recover revenues. During the third quarter of the year we returned to a full operating portfolio, and despite some closings early in the quarter and still significant restrictions in place, we achieved 68% of revenues accrued in Q3 2019.
    - Revenue recovery continues in Q4 2021 and we expect to reach above 80% of 2019 revenues in the last quarter of the year.
- Recoveries are especially strong in Spain, Uruguay, Panama and Colombia, with Italy a step behind due to the Green Pass. Argentina is also materially recovering, but is affected by the strong devaluation and difficult macro context. Mexico, on the other hand, continues its slower growth trend, hindered by material operational restrictions and a more protracted recovery from the pandemic.
- On October 27, Codere Online announced effectiveness of the Registration Statement in connection with the proposed business combination with DD3 Acquisition Corp. II (DD3). DD3 stockholders will vote upon the proposed business combination on November 18, 2021. Once approved by DD3's stockholders and subject to other customary closing conditions, it is currently expected that the business combination will be completed during the week following the special meeting, and Codere Online will become the first publicly-listed online gaming operator in Latin America.
- We continue to make progress on the Restructuring Transaction we announced on April 22 (following the entering into a Lock-Up Agreement with a group of our main bondholders – the Ad-Hoc Group or "AHC"). Consent approvals where obtained in October and we are working on the implementation of the deal. The final execution date has been recently postponed to November 19. We expect that, upon completion of the full financial restructuring, the Shareholder's Assembly of Codere S.A. will initiate its liquidation process, which will trigger the delisting of the company from the Spanish Stock Exchange.

Accounting Implications from the Financial Restructuring: the Company has applied IFRS 5, resulting in all the assets and liabilities which are going to be transferred in the context of the Restructuring Transaction, being grouped under a single heading in our Balance Sheet (Assets/Liabilities subject to change of control), and operations presented as "Discontinued operations" in our Income Statement. As such, all the financial information contained herein, which is being provided to enable a proper understanding of our performance, should be considered proforma prior to the application of the accounting implications described above.

5

Corporate presentation Table of Contents 6 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. Appendix

335.3 319.0 285.8 185.7 110.5 22.5 - 21.7 20.1 48.3 314 302 266 164 86 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm LTM EBITDA excl. NR items 79.9 81.8 47.7 - 23.7 4.6 - 6.1 3.5 18.1 32.8 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 1,406.2 1,389.4 1,313.8 1,005.0 804.7 594.6 443.3 543.3 633.6 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 343.4 344.0 278.5 39.1 143.0 134.0 127.2 139.1 233.3 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Consolidated Revenue and Adjusted EBITDA 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 7 67.6% 63.1% +140.4% (56.3%) 16.6% (21.3%) 81.2% Revenue recovery driven by the gradual reopening of our halls 68% of Q3 19

3 Q - 21 Inflation Rate: 5.8%. 3 Q - 21 MXN Devaluation vs EUR: (8.6%) 131.8 117.0 100.3 59.6 24.9 (1.1) (17.8) 3.4 19.1 42.0% 38.0% 34.9% 28.2% 17.3% 3.4% 14.3% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 28.1 25.0 17.4 (10.9) (6.5) (1.1) 0.7 10.2 9.2 37.1% 34.1% 28.8% 3.3% 24.8% 21.5% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 314.0 307.8 287.7 211.5 144.0 97.8 59.5 98.9 133.0 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 75.9 73.3 60.4 1.8 8.4 27.2 22.1 41.2 42.6 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Mexico 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 3.2% (23.6%) 34.6% (7.6%) 8 (10.5%)

2. Mexico – Operational Performance

codere

All gaming halls operating since October 8. The positive revenue trend since mid-March (after EDOMEX and Mexico City reopened) was softened in July and August as COVID peaked again in the market, and new restrictions were imposed. After that, revenue recovery gained traction again.

Total Gross Win



Total Win Actuals
% Win s/Total Halls 2019
Mexico City and State of Mexico reopenings
MXN k
0%
4%
12%
23%
39%
42%
37%
22%
25%
43%
57%
59%
65%
63%
58%
66%
74%
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct est
2020
2021
Halls
4 9 21 35 60 63 39 31 44 79 85 86 85 82 83 86 88

- Revenue trend has been increasing gradually month by month, reaching 65% of 2019 revenue in June.
- Since mid-July, a third wave of COVID with a new peak in hospitalizations reduced the visits to our halls, especially CDMX, negatively affecting revenues until the end of August.
- In September, with 86 gaming halls operating, revenues and number of visits already at the same level as previous months. October estimated revenues reach c.74% of 2019.
- Restrictions still apply in most of the states, mainly for slots capacity, age and opening hours, but softened in October.

Opened geographies - Reopening Calendar

As of Nov 1

State	# Halls	Reopening	% active	Restriction: Age	Restriction: Opening hours
BC Norte	1	2-Jul	48%		Open from 10 am to 3 am next day
Michoacán	1	6-Jul	60%		Open from 10 am to 3 am next day
Sinaloa	1	22-Jul	64%		Open from 9 am to 4 am next day
Sinaloa	1	30-Jul	59%		Open from 9 am to 3 am next day
BC Norte	2	1-Aug	51%		Open from 10 am to 3 am next day
Colima	1	11-Aug	59%	>60	Open from 10 am to 8 pm
Campeche	1	12-Sep	75%	>65	Open from 10 am to 2 am next day
Chiapas	1	18-Sep	71%		Open from 8 am to 2 am next day
Sinaloa	5	18-Sep	63%		Open from 9 am to 4 am next day
Guanajuato	3	5-Oct	54%		Open from 10 am to 3 am next day
Guanajuato	1	8-Oct	61%		Open from 10 am to 2 am next day (Monday to Saturday), 10 am to 12 am (Sunday)
Tabasco	2	16-Oct	59%	>65	One hall open from 10 am to 9 pm (age >65), one hall open from 10 am to 11 pm
Yucatán	1	20-Oct	68%		Open from 11 am to 12 am (Sunday to Wednesday), from 11 am to 10 pm (Thursday to Saturday)
Veracruz	1	10-Nov	73%	>60	Open from 9 am to 3 am next day
Aguascalientes	1	1-Dec	61%		Open from 10 am to 2 am next day
Quintana Roo	4	4-Dec	70%		One hall open from 10 am to 1 am next day, one hall open from 11 am to 11 pm
Durango	1	19-Dec	67%		Open from 8 am to 2 am next day
BC Norte	2	25-Jan	53%		Open from 10 am to 5 am next day
Nuevo León	2	5-Feb	70%		One hall open from 9 am to 4 am next day, one hall open from 9 am to 5 am next day
Sonora	1	7-Feb	73%		Open from 9 am to 2 am next day
Jalisco	1	12-Feb	53%		Open from 9 am to 3 am next day
Jalisco	4	13-Feb	57%		Open from 9 am to 3 am next day
Chihuahua	1	15-Feb	54%		Open from 11 am to 2 am next day
Morelos	2	15-Feb	68%		Open from 10 am to 3 am next day
Querétaro	1	15-Feb	53%	>60	Open from 10 am to 3 am next day
Chihuahua	1	16-Feb	70%		Open from 10 am to 2 am next day
Sonora	1	1-Mar	78%		Open from 9 am to 2 am next day
Chihuahua	1	1-Mar	67%		Open from 11 am to 2 am next day
Sonora	1	2-Mar	39%		Open from 10 am to 12 am
Sonora	1	8-Mar	57%	>65	Open from 9 am to 2 am next day
CDMX	18	15-Mar	70%		Open from 10 am to 3 am next day
EDOMEX	9	15-Mar	74%		Open from 10 am to 3 am next day
Puebla	4	2-Apr	78%		Open from 10 am to 2 am next day
Sonora	1	7-May	75%		Open from 9 am to 2 am next day
Veracruz	5	9-Aug	69%		Open from 9 am to 3 am next day
Veracruz	1	13-Aug	82%		Open from 10 am to 2 am next day
Guerrero	2	7-Sep	68%	>60	Open from 10 am to 2 am next day
SLP	1	7-Sep	69%		Open from 10 am to 1 am next day
BC Sur	2	8-Oct	63%		One hall open from 10 am to 1 am next day, one hall open from 10 am to 2 am next day
Total Halls	**88**		**64%**		

9

78.7 77.8 73.9 48.4 20.2 (5.5) (13.9) (13.9) (0.6) 24.3% 24.5% 24.5% 21.9% 14.4% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 20.9 19.9 14.4 (6.8) (7.2) (5.8) 6.0 (6.9) 6.1 26.0% 26.2% 22.2% 15.8% 15.3% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 324.2 317.2 301.3 221.3 140.8 70.7 43.9 47.3 87.4 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 80.6 75.9 64.8 0.0 0.0 5.9 38.0 3.5 40.1 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Argentina (1) 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA (1) Does not consider inflation accounting adjustments. 84.6% (37.9%) 3 Q - 21 Inflation Rate: 52.0%. 3 Q - 21 ARS Devaluation vs EUR: 33.8% 10

35% 102% 121% 131% 32% 37% 138% 149% 155% Dec Jan Feb Mar Apr Jul Aug Sep Oct est. 2020 2021 ARS Mill. Gross win % Vs. Total Gross Win '19 Argentina – Operational Performance 2. 11 Slots Coin - in Evolution Operational Update Slots Gross Win Evolution Closed between end of April and end of July 35% 105% 127% 141% 36% 38% 141% 152% 154% Dec Jan Feb Mar Apr Jul Aug Sep Oct est. 2020 2021 ARS Mill. Coin in % Vs. Total Coin in '19 Closed between end of April and end of July • Gaming halls (without Bingo) were operating during 2021 , until the closure in April, subject to restrictions mainly affecting active slots ( 50 % vs . 2019 ) and curfews (from 1 am to 6 am) . • Due to the worsening pandemic evolution, halls in GBA were mandatorily closed (GBA in April 9 , MDQ closed on 20 ) . After several months, GBA Halls reopened on July 21 and MDQ on July 31 , with a strong performance in slots and an increasing number of active slots . • Revenues are gradually improving due to a higher price per spin, and several other initiatives including product pricing, CRM and recovery efforts for high - value customers .

44.0 47.5 43.8 27.9 27.9 17.2 11.1 29.7 28.1 23.1% 25.0% 24.1% 20.0% 21.2% 14.8% 10.8% 21.9% 20.7% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 11.3 13.7 7.6 (4.7) 11.4 2.9 1.5 13.9 9.7 24.6% 28.7% 18.8% 29.8% 9.0% 5.6% 36.1% 25.7% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 190.5 189.8 181.7 139.6 131.8 116.4 102.5 135.6 135.3 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 46.0 47.6 40.5 5.5 38.2 32.2 26.6 38.6 37.9 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Spain 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA (1.9%) (0.8%) (5.5%) 0.8% (0.2%) 2.7% 12 (30.2%) (14.5%)

2. Spain – Operational Performance

codere

Sustained revenue trend in Slots and Sports Betting since June, offset by a low take since August 2021.

Gross Win Slots and Sports Betting[1]



Total Win
Total Win (% Take Proforma)
win s/2019
44%
96%
82%
96%
97%
53%
88%
61%
47%
75%
79%
89%
102%
95%
81%
88%
73%
EUR mm
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct Est
Regional closures

Gross Win Slots



Total Win Slots
win s/2019
38%
86%
89%
92%
80%
55%
71%
48%
45%
74%
74%
80%
89%
90%
89%
90%
87%
EUR mm
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct Est
Regional closures

	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct Est
Active Slots s/19	92%	92%	91%	90%	75%	73%	79%	44%	64%	80%	80%	85%	86%	87%	87%	87%	87%

(1) Operative Slots Gross Win, not including accounting provisions
(2) % Take Proforma: Average of H1 2021

Operational Update

- Since February, restrictions softened in all regions with a positive impact on our revenue recovery. State of alarm ended in May, since then some regions have applied some restrictions, with a softer impact on revenue.
- Stable recovery for slot revenues since June, in c.90% vs 2019 driven by softened restrictions in bars and arcades and a steady percentage of active Slots vs 2019 above 85%.
- Sports Betting handle is gradually increasing since February. Revenues have maintained the same trend until August. However, a low take in the last two months has had a negative impact on our Sports Betting revenues.

Gross Win Sports Betting



Total Win SB
Win SB (% Take Proforma)
35%
87%
97%
91%
84%
70%
79%
63%
53%
75%
77%
90%
92%
89%
85%
94%
96%
EUR mm
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct Est
Regional closures

	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct Est
Take 20-21	24%	22%	15%	20%	26%	11%	23%	21%	20%	17%	20%	19%	21%	19%	17%	16%	11%
Take 2019	16%	17%	20%	18%	19%	16%	16%	17%	17%	16%	15%	16%	18%	19%	19%	17%	15%

13

7.3 9.2 (0.5) (5.1) 5.1 (3.4) (5.7) (1.6) 5.7 8.8% 10.4% 7.8% 8.7% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 31.4 28.6 21.5 10.9 8.8 (3.9) (9.1) (5.6) (5.0) 9.1% 8.3% 6.8% 4.6% 4.0% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 344.5 343.3 317.0 238.5 221.1 154.7 94.5 100.0 100.0 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 82.6 89.0 60.2 6.6 65.3 22.6 0.0 12.1 65.3 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Italy 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 0% 10.9% 0% (54.8%) 14 12.0%

2. Italy – Operational Performance

Strong revenue recovery, despite operating under capacity restrictions and the implementation of Green Pass* since August 5th

Gross Win (Bingo, VLTs, AWPs)



Total Win
% Win vs. 2019
EUR mm
22%
73%
79%
82%
67%
13%
Temporary Closure from Oct 26th to Jun 14th
40%
79%
77%
81%
78%
Jun Jul Aug Sep Oct Nov Dic Jan Feb Mar Apr May Jun Jul Aug Sep Oct* Est
2020
2021

Gross Win VLTs in Bingo Halls



Win VLT
% Same Halls vs. 2019
EUR mm
25%
67%
70%
64%
44%
Temporary Closure from Oct 26th to Jun 14th
54%
93%
74%
74%
82%
Jun Jul Aug Sep Oct Nov Dic Jan Feb Mar Apr May Jun Jul Aug Sep Oct* Est
2020
2021

Gross Win AWPs



Win AWP
% Win s/2019
EUR mm
22%
75%
81%
88%
76%
21%
Temporary Closure from Oct 26th to Jun 14th
35%
72%
79%
83%
74%
Jun Jul Aug Sep Oct Nov Dic Jan Feb Mar Apr May Jun Jul Aug Sep Oct* Est
2020
2021

Operational Update

- Reopened since mid-June 2021, at the end of the month our gaming halls and route business were fully operating. Strong revenue recovery since reopening (higher than last year) mainly in Bingo Halls, favored by the mandatory closure of some competitors (enforcement of distance law in some regions).
- On August 6th, Government implemented the mandatory use of the COVID green pass to access to gaming halls and indoors bars and restaurants (now mandatory for all Italian workers). It is expected that impact will be mitigated as use of green pass generalizes.
- Please bear in mind that revenue comparison vs. 2019 is also affected by higher gaming taxes, higher retention on prizes and the need to present your Health ID Card to operate VLTs.

* Green Pass is a digital or paper certificate showing that the holder has been vaccinated, tested negative or recovered from Covid-19.

15

21.6 22.0 22.1 23.4 22.7 18.8 15.4 10.9 7.9 29.3% 29.6% 30.5% 35.8% 38.3% 36.0% 33.1% 25.2% 19.2% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 4.9 6.4 5.2 6.8 4.2 2.6 1.8 2.2 1.3 27.1% 34.2% 30.7% 60.2% 34.9% 21.8% 16.0% 28.9% 12.5% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 73.7 74.2 72.4 65.3 59.2 52.3 46.6 43.0 41.4 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 18.2 18.8 17.0 11.3 12.1 11.8 11.3 7.7 10.5 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Other Operations – Uruguay 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 36.4% (13.3%) (26.9%) (65.0%) (3.8%) (30.1%) (40.9)% (68.9%) 16

77% 87% 87% 81% 72% 81% 90% 72% 63% 95% 101% 101% 2020 Aug 2020 Sep 2020 Oct 2020 Nov 2020 Dec 2021 Jan 2021 Feb 2021 Mar 2021 Jul 2021 Aug 2021 Sep 2021 Oct est. UYU$ '000 Uruguay – Operational Performance 2. Gross Win HRU Gross Win Carrasco Nobile Gaming Halls reopened since July 12 th, with a strong trend in slots revenues and minor impact of tables volatility . 17 Operational Update Closed between March 26 and July 12 72% 114% 102% 81% 76% 83% 119% 93% 47% 159% 100% 102% 2020 Aug 2020 Sep 2020 Oct 2020 Nov 2020 Dec 2021 Jan 2021 Feb 2021 Mar 2021 Jul 2021 Aug 2021 Sep 2021 Oct est. UYU$ '000 Closed between March 26 and July 12 • Racing is taking place under strict health measures and local agencies of OTBs were operating while Gaming Halls were closed . On July 12 , Gaming Halls in HRU and Casino Carrasco reopened . • Carrasco Nobile Tables revenues highly affected by volatility of high rollers and limited travel, although with increasing amounts wagered . • HRU and CN slots revenue performing above preclosure levels , in c . 100 % of 2019 revenues . • The Hotel Carrasco is still closed because of Covid - 19 security measures although it is expected to be reopened in November 15 .

1.6 1.6 1.0 (1.0) (1.4) 0.8 1.0 0.9 1.2 33.6% 33.7% 21.1% 24.2% 29.6% 25.2% 29.4% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 4.5 3.5 2.0 (0.8) (0.7) (1.4) 0.6 2.2 2.5 23.1% 17.3% 13.7% 10.1% 17.7% 18.6% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Margin (%) EUR mm 4.8 4.7 4.9 0.0 0.3 3.5 3.5 3.4 4.2 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm 19.7 20.3 14.6 0.0 0.0 8.0 5.8 12.5 13.6 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 EUR mm Other Operations – Panama and Colombia 2. Panama Quarterly Revenue Colombia Quarterly Revenue Panama Quarterly Adjusted EBITDA Colombia Quarterly Adjusted EBITDA 18 8.8% 22.0% 13.7% 42.4%

2. Colombia and Panama – Operational Performance

Positive trend in Colombia, c.90% of 2019 revenue. Panama revenues strongly recovering after period of tightened restrictions.

Gross Win Colombia



Total Win Actuals
% Win s/ Total Halls 2019
COP mm
20%
57%
67%
72%
47%
71%
83%
63%
62%
78%
78%
83%
89%
90%
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct est.
2020
2021

- After the closures in January (mainly in Bogota) due to the worsening of the pandemic, revenues had a good recovery, reaching c.85% of 2019 revenues in March.
- In April and May, ongoing political protests in Colombia implied new restrictions (mainly in Bogota) and softened again our revenue trend.
- Since June, our trend continues to improve, reaching c. 90% of 2019 revenues in October.

Gross Win Panama



Total Win Actuals
% Win s/Total Halls 2019
USD k
30%
53%
43%
18%
24%
59%
78%
76%
68%
73%
74%
80%
94%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct est
2020
2021

- Since the reopenings in October 2020, revenue trend in Panama has been positive, except for two negative effects caused by restrictions:
  - On January 12, authorities ordered new temporary closures in Ciudad De Panama (6 halls, from Jan 1 to Mar 15) and partial closures for the remaining halls (3) during January.
  - In June and July, stronger restrictions implemented, including curfew at 10 pm and closure of 2 halls on Sundays, affecting our revenues.
- Since the end of July, some of those restrictions softened and in September revenues are at 80% vs. 2019, with a 94% estimate for October.

19

2. Online Business

codere

Quarterly Revenue



Other
Latam
Spain
EUR mm
+7.8%
+0.1%
12.7 14.9 14.9 15.6 16.1 13.8 18.7 22.8 19.8 20.1 19.1
3.3 3.6 4.6 4.9 4.2 4.7 3.2 6.0 8.1 6.6 7.3 7.4
9.5 11.3 10.3 10.7 10.1 11.2 10.3 12.3 14.5 13.0 12.6 11.6
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2018 2019 2020 2021

Quarterly Growth Marketing Expenses(1)



EUR mm
2.7 4.5 2.2 5.7 4.4 2.0 3.4 4.4 6.4 7.2 5.4
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2019 2020 2021

Quarterly Adjusted EBITDA(2)



EUR mm
1.3 0.4 0.6 2.0 2.8 1.5 2.7 2.7 3.4 0.7 1.2 0.3
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2018 2019 2020 2021

LTM Revenue



Other LTM
Latam LTM
Spain LTM
EUR mm
+31.6%
+1.8%
44.5 50.6 54.1 58.2 59.8 60.9 59.9 62.9 71.3 75.1 81.4 82.8
11.2 12.3 14.1 16.4 17.3 18.4 16.9 18.0 21.9 23.9 27.9 30.1
33.3 38.2 40.0 41.8 42.4 42.3 42.2 43.9 48.3 50.1 52.4 51.7
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2018 2019 2020 2021

LTM Revenue Mix



Slots LTM
SB LTM
EUR mm
44.5 50.6 54.1 58.2 59.8 60.9 59.9 62.9 71.3 75.1 81.4 82.8
12.5 15.2 17.0 17.8 20.4 20.9 23.9 28.6 30.9 33.9 34.9 35.0
32.0 35.3 37.1 40.4 39.5 40.1 36.0 34.3 40.4 41.2 46.5 47.8
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2018 2019 2020 2021

LTM Adjusted EBITDA(1)



EUR mm
4.6 5.4 4.6 4.3 5.8 6.9 9.0 9.8 10.4 9.6 8.0 5.6
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2018 2019 2020 2021

(1) Excluded from Adjusted EBITDA definition
(2) Online EBITDA has been adjusted retroactively to reflect pure online results excluding contribution from global platform services (that serve both retail and online sports betting and casino businesses)

20

Online Business – Monthly Evolution 2. Monthly Net Gaming Revenue by Region Monthly Net Gaming Revenue Mix + 6 .0% 21 3.6 3.6 3.0 3.6 4.1 4.1 3.0 2.7 3.3 4.3 4.2 3.9 4.3 4.9 3.1 4.8 4.6 4.8 3.6 4.1 4.5 4.0 3.7 3.7 4.1 2.1 1.6 1.4 1.8 1.9 2.0 1.2 1.0 1.1 1.5 1.9 2.4 2.5 2.9 2.6 2.7 2.9 2.4 2.0 2.4 2.8 2.8 2.6 2.4 3.2 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.3 0.3 0.2 0.4 0.3 0.2 0.2 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 5.8 5.3 4.5 5.4 6.1 6.2 4.3 4.0 4.7 6.0 6.4 6.5 7.0 8.0 5.8 7.6 7.6 7.3 5.7 6.6 7.4 6.9 6.4 6.3 7.4 Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Ene Feb Mar Apr May Jun Jul Ago Sep 2020 2021 EUR mm Spain Latam Others 3.9 3.2 2.3 2.9 4.0 4.1 2.4 1.3 1.6 3.1 3.3 3.2 3.5 5.3 3.1 4.6 4.6 4.2 2.7 3.7 4.3 4.0 3.4 3.1 4.0 1.9 2.1 2.2 2.6 2.1 2.1 1.9 2.7 3.1 2.8 3.1 3.3 3.4 2.7 2.7 2.9 2.9 3.1 3.1 2.9 3.0 3.0 3.0 3.2 3.4 5.8 5.3 4.5 5.4 6.1 6.2 4.3 4.0 4.7 6.0 6.4 6.5 7.0 8.0 5.8 7.6 7.6 7.3 5.7 6.6 7.4 6.9 6.4 6.3 7.4 Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Ene Feb Mar Apr May Jun Jul Ago Sep 2019 2020 2021 EUR mm SB Slots

Corporate presentation Table of Contents 22 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. Appendix

51.9 36.7 26.5 18.6 2020 Sep-21 Total Capex Financing Overdue - 11.8 0.0 - 1.8 - 6.0 14.0 - 6,0 31.1 - 21.9 2016 2017 2018 2019 2020 Sep-21 Spain Italy Working Capital and deferred payables (1) 3. Net Working Capital Evolution – EoP Variation (€ mm) (1) Figures as per end of period closing balances on Balance sheet. Will vary vs. those in the CF statement. (2) Figures for Spain and Italy. 23 EoP Outstanding Balance – Overdue Commercial Payables (€ mm) Capex Financing Evolution – EoP Variation (€ mm) Deferred Gaming Taxes (2) Evolution – EoP Variation (€ mm) EoP Outstanding Balance – Capex Financing (€ mm) EoP Outstanding Balance – Deferred Gaming Taxes (2) (€ mm ) 45.1 18.6 - 2.3 17.1 - 16.9 - 49.7 - 19.1 2016 2017 2018 2019 2020 Sep-21 7.2 8.4 50.2 - 9.8 - 6.2 - 15.2 2016 2017 2018 2019 2020 Sep-21 (27.9) 28.0 14.4 2020 Sep-21 73.2 45.3 2020 Sep-21 € 35 - €45 mm Capex Financing run rate

3. Consolidated Free Cash Flow(1,2)

codere

Figures in EUR mm, except where noted otherwise.

	2016	2017	2018	2019					2020					2021		
	FY	FY	FY	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q
Adjusted EBITDA	**270.2**	**273.6**	**367.4**	**80.9**	**76.4**	**79.9**	**81.8**	**319.0**	**47.7**	**(23.7)**	**4.6**	**(6.1)**	**22.5**	**3.5**	**18.1**	**32.8**
(-) Capitalized Operating Leases	0.0	0.0	(84.5)	(17.9)	(17.6)	(17.3)	(17.1)	(69.9)	(17.0)	(15.3)	(14.5)	(15.1)	(61.9)	(14.7)	(14.7)	(14.5)
(-) Corporate Income Tax Paid	(49.9)	(70.9)	(51.8)	(10.6)	(12.7)	(7.8)	(9.7)	(40.8)	(5.4)	(1.0)	(0.9)	(1.8)	(9.1)	(1.6)	(1.0)	(1.1)
(-) Maintenance Capex	(80.4)	(78.4)	(82.1)	(15.6)	(17.6)	(14.6)	(25.1)	(72.9)	(11.4)	(6.7)	(3.3)	(10.1)	(31.5)	(4.3)	(7.5)	(6.9)
(-) Increase in Net Working Capital	18.9	(13.8)	(7.5)	(21.6)	17.0	(7.6)	13.2	1.0	9.9	8.3	25.5	14.1	57.8	(10.2)	0.8	10.7
(-) Dividends Paid, net	(4.6)	(5.8)	(7.5)	(2.2)	(1.0)	(0.9)	(2.4)	(6.5)	(2.2)	(0.4)	(0.5)	0.0	(3.1)	(0.3)	0.0	(0.7)
FCF before Growth Capex	**154.5**	**104.8**	**134.0**	**13.1**	**44.4**	**31.7**	**40.7**	**129.9**	**21.6**	**(38.8)**	**10.9**	**(19.0)**	**(25.3)**	**(27.6)**	**(4.4)**	**20.4**
(-) NNRR Items (Exc. Growth Online)	(71.8)	(26.8)	(42.7)	(0.3)	(3.0)	(5.9)	(7.8)	(17.1)	(3.3)	(4.7)	(8.6)	(11.8)	(28.3)	(4.2)	(1.9)	(7.4)
(-) Cash Interest Expense	(32.6)	(80.5)	(68.8)	(3.8)	(31.0)	(2.8)	(31.2)	(68.8)	(3.2)	(30.3)	(14.1)	(34.2)	(81.8)	(2.0)	(31.7)	(3.1)
Discretionary Cash Flow	**50.1**	**(2.5)**	**22.4**	**9.0**	**10.4**	**23.0**	**1.7**	**44.0**	**15.1**	**(73.8)**	**(11.8)**	**(65.0)**	**(135.4)**	**(33.8)**	**(37.9)**	**9.9**
(-) Growth Capex	(8.4)	(39.8)	(81.3)	(0.8)	(3.6)	(6.4)	(7.1)	(17.9)	(2.4)	(0.6)	(0.8)	(2.4)	(6.2)	(0.1)	(0.7)	(0.4)
(-) Online Marketing growth spend(3)	0.0	0.0	0.0	(2.7)	(4.5)	(2.2)	(5.7)	(15.1)	(4.4)	(2.0)	(3.4)	(4.4)	(14.3)	(6.4)	(7.2)	(5.4)

LTM FCF before Growth Capex



EUR mm
154.5
104.8
134.0
129.9
138.5
55.3
34.5
(25.3)
(74.4)
(40.0)
(30.6)
4Q 2016
4Q 2017
4Q 2018
4Q 2019
1Q
2Q
3Q
4Q
2020
1Q
2Q
3Q
2021

LTM Discretionary Cash Flow



EUR mm
50.1
(2.5)
22.4
44.0
50.3
(33.9)
(68.7)
(135.4)
(184.3)
(148.5)
(126.8)
4Q 2016
4Q 2017
4Q 2018
4Q 2019
1Q
2Q
3Q
4Q
2020
1Q
2Q
3Q
2021

(1) Consolidated free cash flow, as defined herein, reflects consolidated adjusted EBITDA Post-IFRS16 less i) corporate income taxes paid, ii) total capital expenditures and iii) increases in net working capital.
(2) Inflation accounting adjustments are non-cash items with no impact on cash flow generation.
(3) Figures for 2016, 2017 and 2018 were not significant and not excluded from adjusted EBITDA.

24

3. Credit Profile(1)

codere

Figures in EUR mm, except where noted otherwise.

Total Gross Debt(2)



+147.8
1,283.6
245.7
208.3
742.1
83.2
4.4
Dec-20
1,431.4
95.8
254.2
191.9
801.9
83.8
3.8
Sep-21
Capital Leases Pre-IFRS16
OpCo Debt
SSNs
Capital Leases IFRS16
NSSNs
Bridge notes

Uruguay (HRU)	*21.7*
Uruguay (CN)	*18.4*
Uruguay	40.1
Mexico	28.5
Panama	5.3
Spain	3.7
Italy	6.0
Colombia	0.1
Total(3)	**83.8**

Leverage Ratio(4)

(Net Debt(5) / LTM Adjusted EBITDA)



+0.4x
3.7x
4.2x
Dec-20
Sep-21

Total Cash in Balance



+4.7
110.3
86.0
110-120
Dec-20
Sep-21
Expected Dec-21

Interest Expense(6)



+16.1
135.0
48.7
26.9
19.7
33.5
3.6
0.6
Cash
86.3
Dec-20
151.1
52.8
11.1
26.9
18.0
36.2
3.5
0.6
Cash
98.4
Sep-21
Capital Leases Pre-IFRS16
SSNs
NSSNs
SSNs PIK
OpCo Debt
Capital Leases IFRS16
Bridge notes
Bridge Notes PIK

(1) Figures reflect consolidated accounts, except where noted otherwise.
(2) Figures include accrued interest and impact of deferred financing fees. Gross debt and leverage figures will vary from Q4 2020 results as they now exclude fair value adjustments related to the 2020 refinancing.
(3) In the €83.8 mm of Opco debt as of September 30, 2021, €70.4 mm is in non-guarantor companies.
(4) Proforma over 2019 Adjusted EBITDA.
(5) As per corporate financing documents, figures reflect total outstanding principal amounts net of cash and cash equivalents. Figures include accrued interest and impact of deferred financing fees, which, for covenant calculation purposes, would be excluded (i.e. financial debt and leverage would be lower). Likewise, covenants are calculated prior to IFRS16 (i.e. Capitalized Operating Leases are not included in Gross Debt nor Adjusted EBITDA).
(6) Figures based on end of period financial debt outstanding and interest rates; excludes amortization of deferred financing fees.

25

Corporate presentation Table of Contents 26 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4 . Appendix

37.51 39.58 43.08 42.74 42.61 43.09 43.89 43.24 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 1.11 1.10 1.10 1.17 1.19 1.21 1.21 1.18 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 21.32 22.06 25.66 25.84 24.48 24.50 24.12 23.61 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 65.76 67.79 74.51 85.77 95.40 106.74 113.41 114.62 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Exchange Rate Evolution (Period Average) 5. EUR / ARS EUR / MXN EUR / USD USD / UYU (1) Figures calculated Post - IFRS16. (2) All countries are affected in March by the closure of halls and previous restrictions for the COVID 19 pandemic. +1.1% +33.6% (2.1%) (8.6%) (1.5%) 1.2% (2.1%) +0.9% 27

37.31 43.01 42.21 42.58 42.34 44.19 43.58 42.86 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 1.12 1.10 1.12 1.17 1.23 1.17 1.19 1.16 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 21.19 25.73 25.86 25.93 24.46 23.97 23.66 23.81 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 67.28 70.63 78.90 89.19 103.26 107.87 113.75 114.33 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2019 2020 2021 Exchange Rate Evolution (End of Period) 5. EUR / ARS EUR / MXN EUR / USD USD / UYU (1) Figures calculated Post - IFRS16. (2) All countries are affected in March by the closure of halls and previous restrictions for the COVID 19 pandemic. +0.5% +28.2% +0.6% (8.2%) (1.6%) +0.7% (2.4%) (0.9%) 28

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